Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The authorized capital stock of Benefitfocus, Inc. consists of 95,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following description summarizes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our restated certificate of incorporation, as amended, or our “restated certificate”, and our second amended and restated bylaws, or our “restated bylaws”, which are included as exhibits to this Annual Report on Form 10-K, and to the provisions of applicable Delaware law.

As used in this exhibit, the terms “Benefitfocus, Inc.,” “Benefitfocus,” “Company,” “company,” “we,” “us,” and “our” mean Benefitfocus, Inc.

Common Stock

Holders of our common stock are entitled to the following rights.

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Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. All dividends are non-cumulative.

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Voting Rights. The holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our restated certificate and restated bylaws do not provide for cumulative voting rights.

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No Preemptive or Similar Rights. The holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

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Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

•	Fully Paid and Non-Assessable. All of the outstanding shares of our common stock are fully paid and non-assessable.
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Potential Adverse Effect of Future Preferred Stock. The rights, preferences and privileges of the holders of common stock are subject to, and might be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board also can increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control or the removal of management and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series A Convertible Preferred Stock

On June 4, 2020, we filed a certificate of designations (the “Certificate of Designations”) with the Secretary of State of the State of Delaware creating our Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and establishing the designations, preferences, and other rights of the Series A Preferred Stock, which became effective upon filing. In connection with the issuance of the Series A Preferred Stock, we also entered into a preferred stock purchase agreement (the “Purchase Agreement”), which included certain additional rights for the holders of the Series A Preferred Stock. We issued 1,777,778 shares of the Series A Preferred Stock, each with an initial stated value of $45 per share.

The holders of our Series A Preferred Stock are entitled to the following rights.

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Dividend Rights. Pursuant to the Certificate of Designations, the holders of outstanding shares of our Series A Preferred Stock are entitled to a dividend equal to 8.00% per annum (the “Regular Dividends”), which are paid quarterly, beginning on June 30, 2020. The Regular Dividends are payable in cash or in kind, at our option. In the event a Regular Dividend is paid in kind, the stated value of each share of the Series A Preferred Stock will be increased by an amount equal to the accrued Regular Dividend not paid in cash. Holders of the Series A Preferred Stock are also entitled to participate in and receive any dividends declared or paid on the common stock on an as-converted basis, and no dividends may be paid to holders of the common stock unless full participating dividends are concurrently paid to the holders of the Series A Preferred Stock.

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Conversion Rights. Pursuant to the Certificate of Designations, each holder of our Series A Preferred Stock has the right, at its option, to convert its shares of the Series A Preferred Stock, in whole or in part, into fully paid and non-assessable shares of the common stock, at any time and from time to time. The number of shares of the common stock into which a share of the Series A Preferred Stock will convert at any time is equal to the quotient obtained by dividing (I) the sum of (x) the stated value then in effect with respect to such share, and (y) an amount equal to accumulated and unpaid Regular Dividends on such share of the Series A Preferred Stock (but only to the extent such accumulated and unpaid Regular Dividends are not included in the stated value referred to in the preceding clause (x)); by (II) $15.00, subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. At closing, before payment of any dividends in kind, the 1,777,778 shares of the Series A Preferred Stock would be convertible into 5,333,334 shares of common stock. Unless and until approval of our stockholders is obtained as contemplated by the Nasdaq listing rules, no holder of the Series A Preferred Stock may convert shares of the Series A Preferred Stock into shares of common stock if and to the extent that such conversion would result in the holder beneficially owning in excess of 19.9% of the then-outstanding shares of the common stock (the “Ownership Limitation”).

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Redemption Rights. Pursuant to the Certificate of Designations, our Company may, at our option, redeem the outstanding shares of the Series A Preferred Stock following the fourth anniversary of their issuance. Redemption by our Company is subject to certain liquidity conditions as well conditions connected with the trading price of our common stock. Upon redemption by our Company, we will pay the holders of the Series A Preferred Stock 105% of the initial stated value of such share plus any increase in the stated value from the initial stated value plus accumulated and unpaid Regular Dividends. If our Company undergoes a change of control, as defined in the Certificate of Designations, we must redeem all of the then-outstanding shares of the Series A Preferred Stock for cash consideration equal to the greater of the amount due for redemption as described above and the amount such holder of shares of the Series A Preferred Stock would have received in respect of the number of shares of the common stock that would be issuable upon conversion of such share of the Series A Preferred Stock.

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Voting Rights. Pursuant to the Certificate of Designations, holders of the Series A Preferred Stock will generally be entitled to vote with the holders of the shares of the common stock on all matters submitted for a vote of holders of shares of the common stock (voting together with the holders of shares of the common stock as one class) on an as-converted basis, subject to the Ownership Limitation. Additionally, certain matters will require the approval of the holders of a majority of the outstanding shares of the Series A Preferred Stock, voting as a separate class, including, inter alia: (1) the authorization, creation, or issuance of any securities of our Company having rights, preferences, or privileges senior to or on a parity with any of the rights, preferences, or privileges of the Series A Preferred Stock; (2) amendments, modifications or repeal of any provision of our charter or bylaws in a manner adverse to the Series A Preferred Stock; (3) changes in the authorized number of directors of our Company to a number greater than 10 individuals; (4) effecting any transaction between our Company and any of its affiliates (except for certain circumstances); (5) declaration or payment of any dividend or distribution with respect to any of our capital stock at any time we have any indebtedness outstanding; and (6) incurring any indebtedness in excess of $500 million (including existing indebtedness excluding lease obligations).

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Preferred Stock Directors. Pursuant to the Certificate of Designations, as long as not less than 60% of the shares of the Series A Preferred Stock originally issued remain outstanding, the holders of a majority of the then-outstanding shares of the Series A Preferred Stock, voting together as a single class, will have the right at any election of directors to elect (A) two directors if the Board consists of nine or fewer directors; or (B) three directors if the Board consists of 10 directors (the “Preferred Stock Directors”). At any time, a Preferred Stock Director may be removed with or without cause only by the affirmative vote or written consent of a majority of the holders of the Series A Preferred Stock entitled to elect such director.

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Right to Receive Liquidation Distributions. Pursuant to the Certificate of Designations, upon our liquidation, dissolution or winding-up, the assets or funds legally available for distribution to our stockholders would be distributable to the holder of our Series A Preferred Stock subject to the rights of any of our creditors and the change in control redemption, on any outstanding shares of Series A Preferred Stock. The Series A Preferred Stock rank senior to our common stock, with respect to dividends and distributions on liquidation, winding-up and dissolution.

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No Preemptive or Similar Rights. The holders of our Series A Preferred Stock have no preemptive, or subscription rights, and there are no redemption or sinking fund provisions applicable to our Series A Preferred Stock.

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Restrictions on Transfer. Pursuant to the Purchase Agreement, until the earliest of (i) May 30, 2024 and (ii) receipt of a notice of Company redemption by the holders of the Series A Preferred Stock, the holders of the Series A Preferred Stock will not sell, transfer or otherwise dispose of the shares of the Series A Preferred Stock or the underlying shares of the common stock, subject to limited exceptions (including exceptions in the case of transfers to certain permitted transferees).

Additionally, the holders of our Series A Preferred Stock are subject to a Co-Sale and Voting Agreement dated June 4, 2020, as amended on January 26, 2021 (the “Voting Agreement”, and the signatories thereto, the “Stockholders”). Pursuant to the Voting Agreement, the Stockholders agreed, inter alia, that except in the case of certain exempted transfers or offerings, a Stockholder who proposes to transfer any of its shares must give the other Stockholder 14 days advance written notice of such transfer, and that the other Stockholder, within seven days of receipt of such notice, may elect to participate in such transfer on a pro rata basis based on the number of shares of common stock then beneficially owned by each, on an as-converted basis.

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Standstill Period. Pursuant to the Purchase Agreement, so long as the holders collectively hold not less than 10% of the shares of the Series A Preferred Stock originally purchased by them (the “Standstill Period”), subject to customary exceptions, the holders will be limited in their ability to acquire additional shares of the common stock with voting rights; enter into a merger or business combination involving our Company; solicit proxies with respect to the common stock; deposit any common stock in a voting trust; join a group for the purpose of acquiring, holding, voting or disposing of the common stock; take any action which would reasonably be expected to require us to make a public announcement regarding the possibility of a business combination or merger; publicly disclose any intentions inconsistent with any of the foregoing; knowingly advise other persons in connection with any of the foregoing; or publicly request that we waive any of the foregoing restrictions.

Registration Rights

In connection with our IPO, we entered into a Second Amended and Restated Investors’ Rights Agreement, or the “Investor Rights Agreement”, with the holders (as defined therein), which we subsequently amended in February 2015. In connection with the issuance of our Preferred Stock, we entered into a Registration Rights Agreement, or Rights Agreement, with the holders thereof, dated June 4, 2020.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, as amended, certain holders have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. The holders of at least 66 2/3% of the then outstanding shares subject to these registration rights have the right to demand that we register such shares under the Securities Act of 1933, as amended, or the “Securities Act”, with respect to shares having an aggregate offering price of at least $5,000,000, and subject to other limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration under the Securities Act of shares of common stock. In the event that we propose to register any shares of common stock under the Securities Act either for our account or for the account of other security holders, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of at least 5% of the shares subject to these registration rights may require us to file registration statements under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price, net of selling expenses, of at least $5,000,000. To the extent that we qualify as a well-known seasoned issuer at the time a requisite number of holders demand the registration of shares subject to these registration rights, we will file an automatic shelf registration statement covering the shares for which registration is demanded if so requested by the holders of such shares. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by such security holders to be included in such registration. We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling Holders, except underwriting discounts, selling commissions and stock transfer taxes applicable to the sale.

Rights Agreement

Pursuant to the Rights Agreement, we agreed to file a registration statement registering for resale the shares of common stock issuable upon conversion of the Preferred Stock within 30 calendar days from the date of the Purchase Agreement (as defined therein). We are generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of the holders of Preferred Stock. The registration statement on Form S-3 required by the Rights Agreement was filed pursuant on June 24, 2020 and was declared effective on July 1, 2020.

Convertible Notes

In December 2018, we issued $240.0 million in aggregate principal amount of 1.25% Convertible Senior Notes due in 2023, or the “Notes”. The Notes are senior unsecured obligations of our Company.

In connection with the issuance of the Notes, we entered into an indenture, dated December 27, 2018, or the “Indenture”, with U.S. Bank National Association, as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving our Company after which the Notes become automatically due and payable. The Indenture does not restrict our ability to incur additional indebtedness.

The Notes will mature on December 15, 2023, unless earlier converted, redeemed or repurchased in accordance with their terms. The Notes will bear interest from December 27, 2018 at a rate of 1.25% per year payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2019. The Notes will be convertible at the option of the holders at any time prior to the close of business on September 14, 2023, only under the following circumstances:

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during any calendar quarter commencing after the calendar quarter ending on March 31, 2019 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

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during the five business day period after any five consecutive trading day period, or the “Measurement Period”, in which the Trading Price (as defined in the Indenture) per $1,000 principal amount of Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate in effect on each such trading day;

•	if we call any or all of the Notes for redemption, at any time prior to the close of business on September 14, 2023; or
•	upon the occurrence of specified corporate events.

On or after September 15, 2023, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances.

Upon conversion, we may satisfy the conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, in the manner and subject to the terms and conditions provided in the Indenture. The initial conversion rate for the Notes will be 18.8076 shares of our common stock per $1,000 principal amount of

Notes, which is equivalent to an initial conversion price of approximately $53.17 per share of our common stock. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Indenture.

We may redeem for cash all or any portion of the Notes, at our option, on or after December 20, 2021, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

If we undergo a Fundamental Change (as defined in the Indenture), subject to certain conditions, holders may require us to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

In connection with the offering of the Notes, we entered into privately negotiated capped call transactions with certain counterparties affiliated with the initial purchasers and others. The capped call transactions are expected generally to reduce the potential dilution to our common stock upon any conversion of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap based on the cap price. The cap price of the capped call transactions is initially $89.98 per share and is subject to certain adjustments under the terms of the capped call transactions.

During the three months ended September 30, 2021 and 2020, we repurchased Notes with an aggregate principal amount of approximately $100.18 million and $18.75 million, respectively.  In connection with the repurchase of the Notes, we terminated related portions of the capped call transactions.

CERTAIN PROVISIONS OF DELAWARE LAW,

OUR RESTATED CERTIFICATE AND RESTATED BYLAWS

The provisions of Delaware law, our restated certificate, and our restated bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company.

Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and by specified employee stock plans; or

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at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control. Because the Goldman Funds beneficially held more than 15% of our shares at the time we became subject to Delaware law, our restated certificate exempts the Goldman Funds and their affiliates from being an “interested stockholder” within the meaning of Section 203.

Restated Certificate and Restated Bylaw Provisions. Various provisions of our restated certificate and restated bylaws could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

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Board of Directors Vacancies. Our restated certificate and restated bylaws authorize only our board or the stockholders at a duly called meeting for that purpose to fill vacant directorships. In addition, the number of directors constituting our board is permitted to be set only by a resolution adopted by a majority of our board. These provisions would prevent a stockholder from increasing the size of our board and then gaining control of our board by filling the resulting vacancies with its own nominees.

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Classified Board. Our restated bylaws previously provided that our board was to be classified into three classes of directors. At the 2021 annual meeting of stockholders, our stockholders approved an amendment to our Restated Certificate to declassify the board and provide for the annual election of directors (the “Charter Declassification Amendment”). Pursuant to the terms of the Charter Declassification Amendment, the directors elected prior to the 2021 annual meeting will continue to serve the remaining portion of their three-year terms, but directors elected at or after the 2021 annual meeting were and will be elected to one-year terms. Accordingly, the entire Board will be elected on an annual basis at the Company’s 2023 annual meeting of stockholders and at each annual meeting of stockholders thereafter. Until our entire board is elected on an annual basis, the phased-out declassification could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

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Stockholder Action; Special Meeting of Stockholders. Under our restated bylaws, our stockholders may no longer take action by written consent, and may only take action at annual or special meetings of our stockholders. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board, the chairman of our board, by such other person the board expressly authorizes to call a special meeting, or by stockholders representing at least 35% of the votes entitled to be cast on any issue proposed to be considered at such special meeting.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier or 60 days later than such anniversary, notice by the stockholder, to be timely, must be received not earlier than the 120th day nor later to the 90th day prior to the date of such annual meeting or, if later, the 10th day following the date we publicly disclose the date of the annual meeting. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board. Our board may utilize these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefits plans. The existence of authorized and unissued shares of preferred stock would enable our board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. If we issue such shares without stockholder approval and in violation of limitations imposed by any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “BNFT”.